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                            [JUPITERS LIMITED LOGO]

                                   EXHIBIT 7.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES.

For the purpose of computing the ratio of earnings to fixed charges, earnings consists of the sum of operating profit before income tax from continuing operations and before income or loss from equity investments, plus fixed charges, plus amortization of capitalized interest. Fixed charges means interest expense, capitalized interest expense and related costs.